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                               BT INVESTMENT FUNDS
                                One South Street
                            Baltimore, Maryland 21202


                                   September 19, 2002

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, NW
Washington, DC 20549

Re:    BT INVESTMENT FUNDS (the "Registrant")
       Small Cap Fund M Class Shares (the `Fund')
       1933 Act File No. 33-07404
       1940 Act File No. 811-4760

Dear Sir or Madam:

       I am writing to withdraw the filing of the Registration Statement of the above-referenced Registrant on behalf of the Small Cap Fund M Class Shares. Registrant, on behalf of the Fund, first filed on April 26, 2002 under Rule 485
(a) Post-Effective Amendment No. 88 under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 88 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Registration Statement (Accession number:
0000950116-02-000849). Registrant, on behalf of the Fund, filed Post-Effective Amendment No. 90 under the 1933 Act and Amendment No. 90 under the 1940 Act to delay the effectiveness of the registration statement on June 27, 2002 (Accession number: 0000950116-02-001433); Post-Effective Amendment No. 92 under the 1933 Act and Amendment No. 92 under the 1940 Act to delay the effectiveness of the registration statement on July 25, 2002 (Accession number:
0000950116-02-001611); Post-Effective Amendment No. 94 under the 1933 Act and Amendment No. 94 under the 1940 Act to delay the effectiveness of the registration statement on August 23, 2002 (Accession number:
0000950116-02-001982).

       Registrant has decided not to offer shares of the Fund at this time and therefore requests the withdrawal pursuant to Rule 477 (a) under the 1933 Act.

              If you have any questions regarding this filing, please call Fran Pollack-Matz at (410) 895-3288.

                                                    Very truly yours,

                                                    /s/ Daniel O. Hirsch
                                                    --------------------
                                                    Daniel O. Hirsch
                                                    Secretary